SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated on May 09, 2023 passed in accordance with the Articles of Association of the Company (the “Articles”)

_________________________________________________________________

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

APPROVAL OF UPDATED VERSIONS OF THE INSIDER TRADING POLICY AND RELATED PARTY TRANSACTION POLICY

IT IS NOTED THAT:

1.	On October 24th, 2021 the Board of Directors (the "Board") approved the current version of the Related Party Transaction Policy of the Company (the "Related Party Policy");

2.	On May 06, 2022 the Board approved the reviewed version of the Insider Trading Policy of the Company (the "Insider Policy" );

3.	As part of the mandatory annual process review, it is proposed certain adjustments to the Related Party Policy in order to to improve the evaluation processes of the transactions subject to the policy and wording adjustments for a better understanding of the transactions subject to it (the "New Related Party Policy");

4.	It is proposed that the Insider Policy be adjusted in order to conform it to the amendments to SEC Rule 105b-1 effective since February 27, 2023, as well as wording adjustments for a better understanding of MNPI definition (the "New Insider Policy", and together with the New Related Party Policy, the "Updated Policies"); and

5.	The Updated Policies has been reviewed and considered in detail by the Board.

IT IS RESOLVED THAT:

The Updated Policies are hereby approved and adopted as of the date hereof, and as per Exhibit A and B, respectively.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

David Vélez Osorno	Anita Mary Sands

David Vélez Osorno	David Alexandre Marcus

Douglas Mauro Leone	Jacqueline Dawn Reses

Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

Thuan Quang Pham

Exhibit A

Related Party Transaction Policy

Exhibit B

Insider Trading Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 11, 2023